September 29, 2016

H. Roger Schwall

Ethan Horowitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 28, 2016

File No. 001-15006

Dear Mr. Schwall and Mr. Horowitz,

I refer to your letter dated August 17, 2016 relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2015 which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2016.

Set forth below are the Company’s responses to the comments contained in the letter dated August 17, 2016 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2015

General

1.	You disclose on page 30 of the 20-F that during 2015 you sourced crude oil from Sudan. You disclose on page 10 that during 2015 CNPC had projects in countries including Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your December 3, 2013 letter to us, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

The Company respectfully advises the Staff that the Company’s controlling shareholder, China National Petroleum Corporation, or CNPC, has projects in countries that are subject to U.S. economic sanctions including Sudan and Syria, while the Company does not conduct any business in countries subject to U.S. economic sanctions, including Sudan and Syria. The Company believes that its investors understand clearly that CNPC and PetroChina are two separate entities and PetroChina has no control over CNPC’s business activities. Neither the Company nor any of its subsidiaries are associated with CNPC’s operations in Sudan or Syria, or have derived any revenue from such operations. Except for the processing of a small quantity of crude oil sourced from Sudan, the Company does not have any other historical or current contacts with Sudan and Syria since the Company’s letter to the Staff dated December 3, 2013, nor does the Company plan to have such contacts in the foreseeable future. However, China’s economy is growing relatively fast and is increasingly dependent on imported crude oil. The Company has been increasing the purchase of crude oil from outside of China to meet production requirements and maintain the efficient operations of its facilities at low production costs. Therefore, the Company cannot rule out the possibility that a small amount of our crude oil purchases may be sourced from countries that are subject to U.S. economic sanctions.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan. In this regard, we note that, since the 2013 review you and CNPC have been the subject of negative publicity and divestment initiatives relating to contacts with Sudan.

Response:

The Company respectfully advises the Staff that from a quantitative perspective, the Company’s revenue derived from the processing of crude oil sourced from Sudan was insignificant, representing approximately 0.19%, 0.10%, 0.04% and 0.03% of the total revenue in fiscal years ended December 31, 2013, 2014, 2015 and the six months ended June 30, 2016, respectively. From a qualitative perspective, the Company believes that its limited contacts with Sudan would not have any material adverse effect on its reputation and share value. The Company believes that an investor would deem it reasonable and acceptable that the Company processes a small quantity of crude oil sourced from Sudan in order to meet the Company’s normal production requirements and maintain efficient operations of its facilities at low production costs. For the foregoing reasons, the Company believes that its limited business contacts with Sudan do not constitute a material investment risk for the Company’s security holders.

Information on the Company, page 16

Reserves, page 19

3.	We note that proved undeveloped reserves decreased 1,065.0 million BOE through revisions due to factors including “the drop of crude oil price.” Please quantify the impact of individual items that make up the revisions recorded during 2015 for us. Refer to Item 1203(b) of Regulation S-K.

Response:

The Company respectfully advises the Staff that, the decrease in reserves of 1,065.0 million BOE through revisions consists of (i) a decrease of 969.0 million BOE, which were estimated as lack of economic producibility based on the 12-month average crude oil price for 2015, and (ii) a decrease of 96.0 million BOE in Anyue gas field of Chuanyu gas region due to the fact that the Company transferred its capital investment from those reserves to certain newly proved high-quality reserves obtained by extensions and discoveries in Anyue gas field in 2015.

4.	You provide a sensitivity analysis of your domestic reserves based on different price scenarios for oil of (i.e., assuming $70 per barrel and the 12-month average oil prices for both 2014 and 2015) on page 23. Tell us whether the assumptions used to prepare this sensitivity analysis are based on a range of prices and costs that you believe may reasonably be achieved. In addition, disclose the specific prices that were used as the 12-month average oil prices for 2014 and 2015. With your response, tell us why your sensitivity analysis is limited to your domestic reserves. Refer to Item 1202(b) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the oil price of $70 per barrel used for the sensitivity analysis falls in the range of prices that the Company believes may reasonably be achieved in the long run. The cost used for the sensitivity analysis was the average domestic cost for 2015. The 12-month average domestic oil prices of the Company for 2014 and 2015 used for the analysis were US$91.56 per barrel and US$49.45 per barrel, respectively. As its proved reserves located in China accounted for approximately 95% of its total proved reserves, the Company only performed sensitivity analysis over its domestic reserves.

5.	We note that your sensitivity analysis assumes that the average natural gas price is unchanged from the price used to calculate your reserves for 2015. Considering that approximately 60% of your proved reserves were natural gas as of December 31, 2015, tell us why you did not provide a sensitivity analysis based on a range of natural gas prices that may reasonably be achieved.

Response:

The Company respectfully advises the Staff that considering that approximately 98% of the Company’s proved gas reserves are located in China and the pricing of natural gas in China is mainly based on government guidelines, the Company’s sensitivity analysis assumes that the average natural gas price is unchanged from the price used to calculate its reserves for 2015.

Notes to the Consolidated Financial Statements

Note 5 – Critical Accounting Estimates and Judgments, page F-19

Estimation of Impairment of Property, Plant and Equipment, page F-20

6.	Your disclosure states that determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, refined and chemical products, and the production profile. Expand your disclosure to provide additional information regarding the high degree of judgment involved in establishing the key assumptions used in your impairment testing. Your revised disclosure should include a discussion of your basis for these assumptions, including the process through which current economic conditions are taken into account. Refer to section V of SEC Release No. 33-8350.

Response:

The Company respectfully advises the Staff that it will expand the disclosure under Critical Accounting Policies in Item 5 — Operating and Financial Review and Prospects in future filings with reference to section V of SEC Release No. 33-8350 as follows:

Impairment of Property, Plant and Equipment, including Oil and Gas Properties

Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgments such as the future price of crude oil, refined and chemical products, the operation costs, the production profile and volumes, the oil and gas reserves, etc. Certain assumptions adopted by the management in the impairment reviews and calculations are formed by the internal professional team (including operation and finance team) with reference to external institutions’ analysis reports and taking into account current economic conditions. The other assumptions are consistent with the assumptions used in the Company’s business plans.

In forming the estimates and assumptions for impairment tests by the Company’s management, the Company’s internal professional team (including operation and finance team) forms a preliminary conclusion with reference to the external institutions’ analysis reports or the Company’s historical financial data, and taking into account current economic conditions and the Company’s business plans. Then, the preliminary conclusion is reviewed and approved by the Company’s management. The approved estimates and assumptions by the Company’s management are then utilized by the Company’s subsidiaries and branches to perform the impairment tests.

When determining whether there are indications of impairment for oil and gas properties, the Company considers internal factors, mainly including a decline of production and reserve volumes at the late development stage of certain oil blocks and a significant drop in economic benefits of certain oil blocks resulted from the lower price of crude oil, and external factors, mainly including a significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. When an indication of impairment of certain oil blocks is identified, the Company will perform the impairment tests on the oil blocks. An impairment loss is recognized for the amount by which the carrying amount of oil blocks exceeds the higher of its fair value less costs to sell and its value in use. Value in use is determined by reference to the discounted expected future cash flows to be derived from the oil blocks.

The expected medium- to long- term future international prices of crude oil utilized by the Company when estimating the expected future cash flows are determined mainly based upon the estimates of the international prices of crude oil made by principal international investment firms, combined with the judgment and analysis of the future trends of international prices of crude oil made by the Company. Meanwhile, the Company calculated the expected future cash flows of each oil block according to the estimates of future production volume level per year stated in the oil and gas reserves reports, the estimates of operating costs of oil and gas made by the Company, and taking into account its future capital expenditure plan. The Company refers to the weighted average cost of capital of the oil and gas industry when determining the discount rate and makes relevant adjustments according to specific risks in different countries or regions.

A sensitivity analysis of the impact on impairment is not practicable, given the broad range of the Company’s property, plant and equipment and the number of assumptions involved in the estimates. Favorable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavorable changes might have caused an additional unknown number of other assets to become impaired, or resulted in larger impacts on impaired assets.

7.	You state that favorable changes to some assumptions, or not updating assumptions previously made, may allow you to avoid the need to impair any assets, whereas unfavorable changes may cause the assets to become impaired. Revise this disclosure to more clearly address the extent to which there is uncertainty associated with the key assumptions used in your impairment testing and explain in greater detail how reasonably likely changes in circumstances or expectations of future performance could affect capitalized amounts for your oil and natural gas properties.

Response:

The Company respectfully advises the Staff that it will expand the disclosure in future filings as follows:

Favorable changes to some assumptions, or not updating assumptions previously made, may allow the Company to avoid the need to impair any assets, whereas unfavorable changes may cause the assets to become impaired. For example, when the assumed future price and production volume of crude oil used for the expected future cash flows are different from the actual price and production volume of crude oil respectively experienced in the future, the Company may either over or under recognize the impairment losses for certain assets.

Note 15 – Property, Plant and Equipment, page F-26

8.	We note that you incurred impairment losses of RMB 22,922 million in 2015 related to oil and gas properties and construction in progress under the Exploration and Production segment. Disclosure in your filing states that the primary factors resulting in these impairment losses was the lower price of crude oil, higher production costs, and operating costs. Revise to more clearly describe the process through which internal and external sources of information were considered in determining whether your oil and gas assets were impaired. In addition, compare the assets for which impairment was deemed necessary to the assets for which there were indications of impairment as of December 31, 2015, but for which impairment was not deemed necessary. Refer to paragraphs 12-14 of IAS 36.

Response:

The Company respectfully advises the Staff that it has considered the guidance to identify an asset that may be impaired in paragraphs 12-14 of ISA 36 and will revise the disclosure in future filings on Note 15 as follows:

When determining whether there are indications of impairment for oil and gas properties, the Company considers internal factors, mainly including the decline of production and reserve volumes at the late development stage of certain oil blocks and the significant drop in economic benefits of certain oil blocks resulted from the lower price of crude oil, and external factors, mainly including the significant drop in international prices of crude oil resulted from the imbalance of supply and demand of global crude oil. The Company’s subsidiaries or branches under the exploration and production segment will determine whether there are any indications of impairment for their own oil blocks according to the Company’s guidance of indications of impairment for oil and gas properties, and perform the impairment tests on those oil blocks with indications of impairment, and report the results to the Company’s internal professional team (including operation and finance team) for further overall assessment and evaluation. The final results of the impairment tests will be submitted to the Company’s management for review and approval. The Company recorded impairment losses in 2015 related to oil and gas properties and construction in progress under the exploration and production segment due to the fact that the international prices of crude oil significantly dropped as a result of the global economic downturn. In addition, the oil reserves of certain oil blocks decreased and the production costs of some super heavy oil blocks and ultra-low permeability oil blocks were high. The above factors jointly led to lower economic benefits of those oil blocks and the impairment losses for the oil and gas properties. The carrying amount of those impaired oil and gas properties was written down to their respective recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. The Company referred to the weighted average cost of capital of the oil and gas industry when determining discount rate, and made relevant adjustments according to specific risks in different countries or regions. In 2015, the after-tax discount rates adopted by most oil blocks of the Company ranged from 7.0% to 10.0%.

The Company performs an impairment review to identify whether there is any indication that an asset may be impaired. When such an indication exists on those oil and gas properties identified, the Company follows the above procedure to estimate the recoverable amount of the assets. If the carrying amount of the oil and gas properties exceeds their recoverable amount, the carrying amount of the oil and gas properties will be written down to its recoverable amount.

9.	You state that the carrying values of the impaired oil and gas properties were written down to their recoverable amounts, which were determined based on the present values of the expected future cash flows of the assets. Tell us about management’s basis for estimating the expected future cash flows used to measure the value of your oil and natural gas properties. For example, considering that international oil and natural gas prices have declined substantially compared to the prior year, describe for us your methodology for estimating future cash inflows over the remaining useful life of your oil and natural gas properties and show us the internal price forecasts used as your basis for long term commodity prices. Your response should describe the process through which determined that the assumptions on which you based your projections are consistent with past actual outcomes and explain how you examined the causes of differences between past cash flow projections and actual cash flows. Refer to paragraphs 33, 34, and 36 of IAS 36.

Response:

The Company respectfully advises the Staff that it has considered the guidance of basis for estimates of future cash flows in paragraphs 33, 34, and 36 of ISA 36.

The expected future cash flows are generated under assumptions which represent the best estimates of the Company’s management of the overall economic condition over the remaining useful life of the oil and gas properties. The assumptions utilized by the Company when estimating the present values of the expected future cash flows include future international prices of crude oil, oil and gas reserves and discount rates, etc. The expected medium- to long- term future international prices of crude oil utilized by the Company when estimating the expected future cash flows are determined mainly based upon the estimates of the international prices of crude oil made by principal international investment firms, combined with the judgment and analysis of the future trends of international prices of crude oil made by the Company. Based on the trends of international prices of crude oil in 2015 and the estimate of future supply and demand of crude oil, the Company expected the medium- to long- term future prices of crude oil to be from US$75 to US$90 per barrel. Meanwhile, the Company calculated the expected future cash flows of each oil block according to the estimates of future production volume level per year stated in the oil and gas reserves reports, the estimates of operating costs of oil and gas made by the Company, and taking into account its future capital expenditure plan. The Company referred to the weighted average cost of capital of the oil and gas industry when determining the utilized discount rate and made relevant adjustments according to specific risks in different countries or regions.

The Company regularly compares the assumptions utilized in impairment tests with actual operating results and most of those assumptions are consistent with the actual operating results, with no significant deviations. However, due to the supply and demand relationship, geopolitical and other factors, international prices of crude oil have been volatile in recent years. Therefore, when the Company conducted the most recent historic check on the assumptions utilized in the impairment test, a slight deviation was noted in the estimates of international prices of crude oil. When performing the impairment test at each year end, the Company will make relevant revisions of the estimates of the international prices of crude oil made in the previous year by considering external institutions’ analysis reports, recent performance of international prices of crude oil and changes in the supply and demand relationship of the global crude oil market.

When the present amount of the expected future cash flows is lower than the carrying amount of oil and gas properties, the Company will recognize an impairment loss for those oil and gas properties. Certain oil and gas properties at a late development stage, such as those oil and gas properties with low production volumes and poor economics, are fully impaired.

10.	You cite higher production costs as a primary factor resulting in the impairment losses recognized in 2015. However, it appears that average lifting costs decreased in 2015 compared to 2014. Please address this apparent inconsistency.

Response:

The Company respectfully advises the Staff that the individual lifting costs of crude oil in certain oil regions of the Company are higher than the average lifting costs. Given the significant decline of the price of crude oil in 2015, the economic efficiency of those regions is low and thus the assets are impaired.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact Mr. Fang WEI or me (hko@petrochina.com.hk; phone number: +852.2899.2010; fax number: +852.2899.2390) if you have additional questions or require additional information. In addition, you may also contact me or our attorneys, Mr. Matthew Bersani (mbersani@shearman.com; telephone: +852.2978.8096) and Ms. Yang Ge (yang.ge@shearman.com; telephone: +86.10.5922.8027), if you have any questions about the Company’s 20-F in the future.

Very truly yours,

/s/ WU Enlai
Name:	WU Enlai
Title:	Secretary to the Board of Directors